FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,544,183

Date: September 30, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

After regaining some sense of operational normalcy from COVID related lockdowns, the focus of the Issuer's Chinese operations was on promoting synergy in September. Travel remained difficult in China. As a result, the Issuer tried to minimize travel risk in China by using technology for business development, allowing for a greater focus on promoting synergy across businesses and research and development.

The period also saw the Issuer continue to work on the industrial vertical expansion of its service offering in China with concerted efforts made to advance its offering to the clean energy sector. The i3060 platform received its first order for a substantial project. The Issuer's management began putting together a list of requirements for the due diligence of the international project along with a major city-level developer as well as working on recruiting other similar developers. The Issuer also worked on integrating the Heartbeat platform into i3060 to be able to match businesses with insurance opportunities for renewable assets. The Issuer continues to believe that its i3060 platform will not only have an impact on clean energy projects in China, but also in other markets around the world as small businesses look to set up solar panels to offset growing energy costs.

A significant amount of work was done during the period around setting and standardising internal controls for China and global expansion.

Aside from that, all activities continued to be geared towards the preparation of the Canadian launch of the Hub, with an emphasis during the period on the recruitment of sales and business development representatives to help the Issuer generate its first Business Hub revenues outside of China.

2. Provide a general overview and discussion of the activities of management.

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The changes to the Issuer's board of directors and the replacement of the Issuer's General Counsel led to minor delays in finalizing the Issuer's short form prospectus offering and in completing the associated due diligence required before the prospectus could be filed. Additional delays occurred with the unexpected need to continue to professionally translate documents even after moving the head office to English speaking Toronto, Ontario. The Issuer's management therefore spent time during the period ensuring that all was in order to be able to proceed with the filing of the prospectus, which took place on September 28, 2022.

Along with the work done on the prospectus during the period, the Issuer's management prepared the Issuer's application to have its securities listed on a Canadian senior stock exchange as well as responding to SEC comments for a potential reinstatement of the listing of the Issuer's common shares on the NASDAQ.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Launch of new Cubeler corporate website and branding.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Became member of the Canadian Chamber of Commerce. This key organization encompasses more than 450 Chambers of Commerce, 100 association members and more than 200,000 businesses.

Cubeler became a member of the Ontario Chamber of Commerce. The organization has 157 member chambers of commerce and boards of trade and over 60,000 members.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

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7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

The number of pre-registrations for the Cubeler Business Hub™ in Canada surpassed 1,100 small and medium-sized enterprises (SME) during the period.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development, adaptation and planned launch of the Cubeler Business Hub™ in North America including Wendy Kennish who started as General Counsel on September 12, 2022.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

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14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	14,791	Incentive options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $2.08 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

Some of the lockdowns in Chengdu, China were lifted. As it varies from city-to- city, certain areas are allowed to go back to work while others are still at a standstill in Chengdu and Hainan. Travel is still restricted, and testing is required daily so moving products and people is difficult.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated October 7, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	September 2022	October 7, 2022
Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal, QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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